15049845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 04 2015 Washington DC

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 012/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 N. Rio Grande, Suite 101
(No. and Street)

Salt Lake City, (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura D. Lewis (o) 801-596-0700 (c) 801-201-6842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins
(Name – *if individual, state last, first, middle name*)

1011 W 400 North, Suite 100 (Address) Logan (City) UT (State) 84323-0747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

jw 3/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc, as of Fiscal Year End December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

CINDY C. ARNOLD
Notary Public State of Utah
My Commission Expires on:
April 1, 2016
Comm. Number: 653555

Notary Public

Signature

Principal / Owner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lewis Young Robertson & Burningham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Letter, in which (1) Lewis Young Robertson & Burningham, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 27, 2015

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.

AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY AND CONSULTING FIRM

February 18, 2015

Exemption Report Letter

As has been previously discussed on a number of occasions with various people at FINRA over the past nineteen years, Lewis Young Robertson & Burningham, Inc. does not maintain customer accounts in any form or fashion. As such, when required to respond to question 25 on the Focus Filing Report, inquiry was made to FINRA about which of the options we should select since none of the provided exemptions apply to our firm. We were directed at that time to check (k)(2) (i) which we have sought to check from that time forward.

Therefore, Lewis Young Robertson & Burningham, Inc. (the Company) continues to claim exemption from 17 C.F.R. 240.15.c.3-3 per provision (2)(i) of 17 C.F.R. 240.15c3-3(k) "Special Account for the Exclusive Benefit of Customers maintained." We acknowledge that we do not have any special bank account established and this is due to the fact that the Company carries no customer accounts, no margin accounts and we have never transmitted any customer funds or utilized funds to deliver any securities or received any securities and have never held funds or securities for, or owe money or securities to customers. We have never traded any securities, received any customer funds nor are we planning to ever trade any securities or receive any customer funds and if we did such we are under the express understanding that the Company would need to amend its BD. Setting up such a bank account would be meaningless and an unnecessary cost since we do not maintain any customer accounts.

Laura D. Lewis
Principal
Chief Compliance Officer

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101
TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2014 and 2013


N
NE
E

JONES SIMKINS

Certified Public Accountants

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2014 and 2013

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Financial Condition	3
Statements of Income	4
Statements of Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information:	
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying financial statements of Lewis Young Robertson & Burningham, Inc. (the Company) (a Utah corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lewis Young Robertson & Burningham, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the

financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 27, 2015

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

ASSETS		2014	2013
Current assets:			
Cash	$	281,960	254,392
Accounts receivable, net		171,350	69,160
Prepaid expenses		9,105	24,487
Related party receivables		50,635	33,000
Total current assets		513,050	381,039
Property and equipment, net		23,824	33,536
Cash surrender value of life insurance		248,310	209,672
Total assets	$	785,184	624,247

LIABILITIES AND STOCKHOLDERS' EQUITY		2014	2013
Current liabilities:			
Payables	$	275,592	258,732
Current portion of deferred income taxes		31,000	2,000
Current portion of long-term debt		-	3,521
Total current liabilities		306,592	264,253
Deferred income taxes		7,000	8,000
Total liabilities		313,592	272,253
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,178 and 4,252 shares issued and outstanding, respectively		4,178	4,252
Additional paid-in capital		-	-
Retained earnings		467,414	347,742
Total stockholders' equity		471,592	351,994
Total liabilities and stockholders' equity	$	785,184	624,247

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Financial advisory fees	$ 1,259,525	2,085,602
Consulting fees	2,081,204	1,300,703
Gain on investments	38,638	63,504
Other	-	3,179
Total revenues	3,379,367	3,452,988
Operating expenses:		
Employee compensation and benefits	2,269,139	2,452,297
Other general and administrative expenses	743,792	704,322
Occupancy	140,704	222,401
Total operating expenses	3,153,635	3,379,020
Income from operations	225,732	73,968
Other expense:		
Interest expense	(245)	(2,237)
Other	(385)	-
Total other expense	(630)	(2,237)
Income before income taxes	225,102	71,731
Provision for income taxes	66,000	23,000
Net income	$ 159,102	48,731

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2013	4,282	$ 4,282	$ -	$ 315,152	$ 319,434
Purchase and retirement of stock	(30)	(30)	-	(16,141)	(16,171)
Net income	-	-	-	48,731	48,731
Balance at December 31, 2013	4,252	4,252	-	347,742	351,994
Purchase and retirement of stock	(74)	(74)	-	(39,430)	(39,504)
Net income	-	-	-	159,102	159,102
Balance at December 31, 2014	4,178	$ 4,178	$ -	$ 467,414	$ 471,592

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

		2014	2013
Cash flows from operating activities:			
Net income	$	159,102	48,731
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		12,321	31,613
Deferred income taxes		28,000	(4,000)
(Increase) decrease in:			
Accounts receivable		(102,190)	62,289
Prepaid expenses		15,382	(739)
Income tax receivable		-	15,000
Related party receivable		(17,635)	(23,000)
Increase (decrease) in payables		16,860	(34,011)
Net cash provided by operating activities		111,840	95,883
Cash flows from investing activities:			
Change in cash surrender value of life insurance		(38,638)	(63,504)
Purchase of property and equipment		(2,609)	(13,753)
Net cash used in investing activities		(41,247)	(77,257)
Cash flows from financing activities:			
Purchase and retirement of common stock		(39,504)	(16,171)
Payments on long-term debt		(3,521)	(20,360)
Net cash used in financing activities		(43,025)	(36,531)
Net increase (decrease) in cash		27,568	(17,905)
Cash, beginning of year		254,392	272,297
Cash, end of year	$	281,960	254,392

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2014.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. At December 31, 2014 and 2013, no allowance was considered necessary.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Related Party Transactions

The Company provides management services to LRB Financial, LLC and Green Light Management, LLC, companies also owned by the stockholders of the Company. During the years ended December 31, 2014 and 2013, the Company recorded management fee revenue of $233,290 and $223,333, respectively. At December 31, 2014 and 2013, the Company had a receivable related to these management services of $50,635 and $33,000, respectively.

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2014	2013
Computer equipment	$	134,612	132,003
Furniture and fixtures		243,622	243,622
Leasehold improvements		2,368	2,368
		380,602	377,993
Less accumulated depreciation and amortization		(356,778)	(344,457)
	$	23,824	33,536

Note 4 – Payables

Payables consist of the following:

		2014	2013
Pension payable	$	153,773	155,212
Income taxes payable		18,000	-
Accounts payable		51,471	40,423
Vacation payable		30,473	35,316
Other payables		21,875	27,781
	$	275,592	258,732

Note 5 – Long-Term Debt

The Company leases equipment under a capital lease agreement which provides for the option to purchase the equipment at the end of the lease. The lease is payable in monthly payments of $1,883, has an imputed interest rate of 11.8%, is secured by the equipment being leased, and has an outstanding balance of $0 and $3,521 at December 31, 2014 and 2013, respectively.

Note 5 – Long-Term Debt (continued)

There are no future minimum lease payments under this capital lease. The cost, accumulated amortization, and amortization expense of equipment under capital lease are approximately as follows:

		2014	2013
Cost	$	120,000	120,000
Accumulated amortization	$	120,000	120,000
Amortization expense	$	-	16,187

Note 6 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2015 through 2017. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,	Amount
2015	167,000
2016	171,000
2017	20,000
	$ 358,000

Rental expense on the operating leases for the years ended December 31, 2014 and 2013 was approximately, $170,000 and $245,000, respectively.

Note 7 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $206,000 and $207,000 for the years ended December 31, 2014 and 2013, respectively.

Note 8 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are approximately as follows:

		2014	2013
Interest	$	245	2,237
Income taxes	$	20,054	12,426

Note 9 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2014	2013
Current	$	38,000	27,000
Deferred		28,000	(4,000)
	$	66,000	23,000

The provision for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2014	2013
Federal tax at statutory rates	$	55,000	17,000
State tax at statutory rates		7,000	3,000
Insurance		(1,000)	(5,000)
Meals and entertainment		5,000	7,000
Other		-	1,000
	$	66,000	23,000

Note 9 – Income Taxes (continued)

Deferred tax assets (liabilities) consist of the following:

		2014	2013
Revenue and expense recognition	$	(36,000)	(6,000)
Depreciation		(7,000)	(8,000)
Charitable contribution carry-forward		5,000	4,000
	$	(38,000)	(10,000)

Presented in the financial statements as follows:

		2014	2013
Current portion of deferred income taxes	$	(31,000)	(2,000)
Deferred income taxes		(7,000)	(8,000)
	$	(38,000)	(10,000)

The charitable contribution credit will start to expire in 2017. Tax years 2011, 2012, and 2013 remain open to examination by the federal Internal Revenue Service and for the State of Utah taxing authority.

Note 10 – Commitments and Contingencies

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through July 15, 2020.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $249,041, which was $230,668 in excess of its required net capital of $18,373. At December 31, 2014, the Company's net capital ratio was 1.1 to 1.

Note 12 – Subsequent Events

The Company evaluated its December 31, 2014 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

NET CAPITAL:	
Total ownership equity	$ 471,592
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	471,592
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital	38,000
Total capital and allowable credits	509,592
Deductions for non-allowable assets	(254,914)
Net capital before haircuts on securities positions	254,678
Haircuts on securities:	
Current investments (money market funds 2%)	(5,637)
Net capital	$ 249,041
AGGREGATE INDEBTEDNESS:	
Total liabilities (less deferred income taxes) from balance sheet	$ 275,592
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 18,373
Excess net capital	$ 230,668
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 221,482
Ratio of aggregate indebtedness to net capital	1.1 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2014) (as amended on February 27, 2015):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 249,041
Reconciling items	-
Net capital per above	$ 249,041

Schedule 2

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.



JONES
SIMKINS
Certified Public Accountants

Providing Guidance with Insight & Integrity

6715 South 1300 East, Suite 250, Salt Lake City, UT 84121 • P: 801.561.6026 • F: 801.561.2023
1011 West 400 North, Suite 100, Logan, UT 84321 • P: 435.752.1510 • F: 435.752.4878 • www.jones-simkins.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lewis Young Robertson & Burningham, Inc.
41 N. Rio Grande, Ste# 101
Salt Lake City, Utah 84101
FINRA BD 39119 SEC # 008-48547
FY End Dec 2014 (Amended 3-2-15)*

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 3,149

B. Less payment made with SIPC-6 filed (**exclude interest**) (410)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,739

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,739*

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,230* + $509 check #13374 copy enclosed

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lewis Young Robertson & Burningham, Inc.
(Name of Corporation, Partnership or other organization)

Laura D. Lewis
(Authorized Signature)

Principal / Owner
(Title)

Dated the 2nd day of March, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

* Filed on 2/25/15 using quarterly FINRA info instead of annual. Check noted above sent with that filing.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions: